06010226

Reliance Industries Limited

Regd. Office : Make ariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

January 10, 2006

File No. 82 - 3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sl No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	January 10, 2006	Unaudited Financial Results for the quarter ended December 31, 2005
2	Circular issued by the Securities and Exchange Board of India	January 10, 2006	Secretarial Audit Report for the quarter ended December 31, 2005.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

January 10, 2006

[redacted]
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 3121 / 2272 3710

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No. 2659 8237 / 38

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Calcutta 700 001
Fax No.033-2210 4486 / 2220 6928

Dear Sir,

Sub : Unaudited Financial Results for the quarter ended December 31, 2005.

In continuation of our letter dated January 2, 2006, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter ended December 31, 2005, duly approved by the Board of Directors of the Company at its meeting held today.

You are requested to inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Meeting of the Board of Directors of the Company held on 10th January 2006

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2005

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 31st December		Nine months ended 31st December		Year Ended 31st March
		2005	2004	2005	2004	2005 (Audited)
1.	Turnover	19,899	19,714	62,676	53,324	73,164
	Less: Excise Duty Recovered on Sales	1,731	1,946	6,007	5,112	7,113
	Net Turnover	**18,168**	**17,768**	**56,669**	**48,212**	**66,051**
2.	Other Income	180	331	596	974	1,450
3.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(805)	165	(3,094)	77	524
	(b) Consumption of raw materials	13,358	12,687	42,127	33,849	45,932
	(c) Staff cost	251	214	763	577	846
	(d) Other expenditure	2,388	1,412	6,620	4,444	5,937
4.	Interest	194	205	652	1,107	1,469
5.	Depreciation	824	912	2,419	2,742	3,724
6.	**Profit before tax**	**2,138**	**2,504**	**7,778**	**6,390**	**9,069**
7.	Provision for Current Tax	186	213	683	510	705
8.	Provision for Deferred Tax	176	200	528	600	792
9.	**Net Profit**	**1,776**	**2,091**	**6,567**	**5,280**	**7,572**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,396	1,394	1,396	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					36,280
12.	**Earnings per share (of Rs. 10)**					
	Basic	12.7	15.0	47.1	37.8	54.2
	Diluted	12.7	15.0	47.1	37.8	54.2

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company's Scheme of Arrangement (Scheme), to demerge certain undertakings to four resulting companies was approved by the Hon High Court of Mumbai on 9th December 2005 and is effective from 21st December 2005

   In terms of the Scheme, the assets and liabilities relatable to the demerged undertakings have been transferred at values appearing in the books of accounts as on the close of business on 31st August 2005. Accordingly net assets of Rs 19,120 crores (US$ 4,244 million) have been demerged to the four resulting entities i.e. Reliance Communication Ventures Limited Rs 15,389 crores (US$ 3,416 million), Reliance Energy Ventures Limited Rs 2,921 crores (US$ 648 million), Reliance Capital Ventures Limited Rs 513 crores (US$ 114 million) and Reliance Natural Resources Limited (formerly Global Fuel Management Services Limited) Rs 297 crores (US$ 66 million).

   The net assets transferred have been appropriated against the Revaluation Reserve, pursuant to the Court order.

3 (a) The Company, based on the report by international valuers, has revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar as at 1st August 2005 by an amount of Rs 22,497 crores (US$ 4,994 million) and an equivalent amount has been credited to Revaluation Reserve Account. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 887 crores (US$ 197 million) for the nine months ended 31st December 2005 and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

   (b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 33 crores (US$ 7 million) for the nine months ended 31st December 2005 and an equivalent amount, which was hitherto being withdrawn from General Reserves, has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

4. During the quarter, Reliance Petroleum Limited and Reliance Infrastructure Limited have become subsidiaries of the Company.

5. The refinery was under planned maintenance shutdown during October and November 2005.

6. Provision for Current Tax includes, provision for Fringe Benefit Tax of Rs 8 crores (US$ 2 million) for the quarter and Rs 20 crores (US $ 4 million) for the nine months. (Previous Year Rs NIL)

7. There were no investors' complaints pending as on October 1, 2005. All the 2785 complaints received during the quarter were resolved and no complaints were outstanding as on 31st December 2005.

8. The statutory auditors of the Company have carried out a Limited Review of the results for the period ended 31st December 2005.

9. The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 10th January 2006 approved the above results and its release.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / NINE MONTHS ENDED 31st DECEMBER 2005

Rs Crores

		Quarter Ended 31st December		Nine months Ended 31st December		Year ended 31st March
		2005	2004	2005	2004	2005 (Audited)
1.	**Segment Revenue**					
	- Petrochemicals	7,353	7,015	**22,194**	**20,671**	29,745
	- Refining	15,179	13,415	**49,869**	**38,495**	51,700
	- Others	497	411	**1,351**	**1,421**	2,623
	Gross Turnover	23,029	20,841	**73,414**	**60,587**	84,068
	Less: Inter Segment Transfers	3,130	1,127	**10,738**	**7,263**	10,358
	Turnover	19,899	19,714	**62,676**	**53,324**	**73,710**
	Less: Excise Duty Recovered on Sales	1,731	1,946	**6,007**	**5,112**	7,113
	Net Turnover	18,168	17,768	**56,669**	**48,212**	**66,597**
2.	**Segment Results**					
	- Petrochemicals	1,064	852	**3,225**	**2,779**	3,762
	- Refining	856	1,578	**4,175**	**3,941**	5,521
	- Others	320	268	**786**	**813**	1,192
	Total Segment Profit before Interest and Tax	2,240	2,698	**8,186**	**7,533**	**10,475**
	(i) Interest Expense	(194)	(205)	**(652)**	**(1,107)**	(1,474)
	(ii) Interest Income	122	79	**404**	**171**	369
	(iii) Other Unallocable Income Net of Expenditure	(30)	(68)	**(160)**	**(207)**	(245)
	Profit Before Tax	2,138	2,504	**7,778**	**6,390**	**9,125**
	(i) Provision for Current Tax	(186)	(213)	**(683)**	**(510)**	(705)
	(ii) Provision for Deferred Tax	(176)	(200)	**(528)**	**(600)**	(792)
	Profit after Tax	1,776	2,091	**6,567**	**5,280**	**7,628**
3.	**Capital Employed**					
	- Petrochemicals	25,974	10,871	**25,974**	**10,871**	9,576
	- Refining	30,918	22.429	**30,918**	**22.429**	22,636
	- Others	5,753	12,407	**5,753**	**12,407**	16,282
	- Unallocated Corporate	9,082	16,359	**9,082**	**16,359**	15,684
	Total Capital Employed	71,727	62,066	**71,727**	**62,066**	**64,178**

Notes to Segment Information for the nine months ended 31st December 2005:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Polyethylene Terephthalate and Butadiene.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) Smaller business segments not separately reportable have been grouped under the **"others"** segment. This primarily comprises of the following:

      - Oil and Gas
      - Textile

2. The segment results for the year ended 31st March 2005 are on a consolidated basis.

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

January 10, 2006

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com

January 10, 2006

[redacted]
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri Chirag Sodawaterwalla, DCS-CRD
Scrip Code : 500325
Fax No.2272 3121 / 2272 3710

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No. 2659 8237 / 38

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Calcutta 700 001
Fax No.033-2210 4486 / 2220 6928

Dear Sir,

Re: **Secretarial Audit of Listed Companies**

We forward herewith the Secretarial Audit Report from M/s Haribhakti & Co., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter December 31, 2005, 2005, in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e., January 10, 2005.

You are requested to please take the same on records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 5639 1101-5 / 2287 1099 • VBH - 2287 1806 • FAX : 2285 6237
701, RAHEJA CENTRE, 7TH FLOOR, 214, NARIMAN POINT, MUMBAI-400 021. ✆ : 91-22-3021 2800 • FAX : 91-22-2281 4834
E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

MS-147/H-145/BB
The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**December 31, 2005**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 30325211 Fax No : 022 - 30325110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai 3. The Calcutta Stock Exchange Association Limited, Kolkata

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	139 35 08 041	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	139 35 08 041	100.000
12	Held in dematerialised form in CDSL	6 35 33 062	04.559
13	Held in dematerialised form in NSDL	125 15 32 984	89.812
14	Physical	7 84 41 995	05.629
15	Total No. of Shares (12+13+14)	139 35 08 041	

16 Reasons for difference if any, between (10&11), (10&15), (11&15) : NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	58	2 614	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	52	2 187	Delay in receipt of Physical DRF & Share Certificates from DP
	496	28 810	Processed Under NOL
	133	10 108	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**739**	**43 719**	
Pending for more than 21 days	12	546	Non - receipt of Physical DRF & Share Certificates from DP
Total	**12**	**546**	

22 Name, Telephone & Fax No. of the Compliance Officer of the Co.

Shri. Vinod M Ambani
Tel No : 022 - 30325307
Fax No : 022 - 30325081

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
701, Raheja Centre
214, Nariman Point
Mumbai - 400 021
Tel.: 022 30212800 - 801
Fax.: 022 22814834

24 Appointment of common agency for share registry work if yes (name & address)	46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR HARIBHAKTI & CO.
CHARTERED ACCOUNTANTS

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

Place: Mumbai
Date : 10th January 2006